UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES INC.
(Registrant)

Date: March 15, 2018	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

Contacts:

In Taiwan Dr. G.S. Shen ChipMOS TECHNOLOGIES INC. +886-3-5668877 g.s._shen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ALERT: ChipMOS Board Authorizes Capital Reduction Plan and Dividend Distribution

Hsinchu, Taiwan, March 15, 2018 - ChipMOS TECHNOLOGIES INC. (TWSE: 8150; NASDAQ: IMOS; “ChipMOS”) announced today that its Board of Directors (the “Board”) approved a capital reduction plan (the “2018 Capital Reduction Plan”), under which ChipMOS will reduce its capital by 15%. As a result, 15% of the total number of issued shares will be cancelled, proportionately to the shareholding of each of the Company’s shareholders (the “Shareholder”). The capital to be returned to each Shareholder will be approximately NT$1.5 per common share or approximately NT$30 per American Depositary Shares (“ADSs”). For the fiscal year 2017, ChipMOS reported earnings per basic share of NT$3.57 or earnings of NT$71.49 per basic ADS. Separately, the Board approved a cash dividend distribution to Shareholders of approximately NT$0.3 per common share or approximately NT$6 per ADS.

Upon approval of the Shareholders and competent authority, each Shareholder will receive an amount calculated by approximately NT$1.8 per common share and each holder of ADS will receive an amount calculated by approximately NT$36 per ADS under the combined 2018 Capital Reduction Plan and separate cash dividend distribution.

As of today, ChipMOS has 886,297,061 shares issued. Under the 2018 Capital Reduction Plan, ChipMOS’ capital will be reduced by NT$1,329,445,590 and 132,944,559 shares will be cancelled.

S.J. Cheng, Chairman and President of ChipMOS, said, “We are pleased to reward shareholders with the 2018 Capital Reduction Plan and the approval of our annual dividend. ChipMOS continues to execute on its business plan by securing our strategic leadership with growth platforms in Taiwan, China, the United States and other markets critical to our global customer base. While focusing on profitable revenue growth, margin stability, cash flow growth and building shareholder value, we have achieved considerable success. The 2018 Capital Reduction plan approved by our Board of Directors is the latest action to return capital to our shareholders as we have previously done through both dividends and other cash distributions. We believe the capital reduction will serve to further improve our return on equity, while giving us the proper capital structure to support our customers, and improving the Company’s competitiveness, business performance and profit-earning ability.”

For information about taxation of Shareholders and ADS’ holders, please see information contained in ChipMOS’s annual report for the year ended December 31, 2016, on Form 20-F filed with the United States Securities and Exchange Commission (SEC). ChipMOS advises shareholders and holders of ADSs to consult their own tax advisors with respect to tax aspects of the planned distribution.

About ChipMOS TECHNOLOGIES INC.:

ChipMOS TECHNOLOGIES INC. (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of outsourced semiconductor assembly and test services. With advanced facilities in Hsinchu Science Park, Hsinchu Industrial Park and Southern Taiwan Science Park in Taiwan, ChipMOS provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. ChipMOS along with strategic investors, also owns an advanced facility in Shanghai.

Forward-Looking Statements

This press release may contain certain forward-looking statements. These forward-looking statements may be identified by words such as ‘believes,’ ‘expects,’ ‘anticipates,’ ‘projects,’ ‘intends,’ ‘should,’ ‘seeks,’ ‘estimates,’ ‘future’ or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange commission (the “SEC”) and in the Company’s other filings with the SEC.